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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Third Meeting of the Sixth Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
25 August 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock short name: China South Air                                                                Stock Code: 600029                                            Notice No.: Lin 2011-015

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE THIRD MEETING OF
THE SIXTH SESSION OF THE BOARD OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

The Board and all members of the Board of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 25 August 2011, China Southern Airlines Company Limited (the "Company") held the third meeting of the sixth session of the Board (the "Board") at the Yanbian Prefecture Hotel, Yanji City, Jilin Province. The number of Directors supposed to be present was nine, of which seven attended in person. Director Wang Quan Hua, who did not attend the meeting because of business reasons, authorized director Si Xian Min to attend the meeting on his behalf; Director Zhang Zi Fang, who did not attend the meeting because of business reasons, authorized director Xu Jie Bo to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were passed at the meeting:

I.	Considered and approved the full text and summary of the 2011 interim report and results announcement for the first half of 2011 (including A shares and H shares), and made the decisions that:

1. there is no payment of dividend by the Company for the first half of 2011; and

2. to publish the interim results of the Company on the same date.

II.	Considered and approved amendments to "Connected Transaction Administration Regulations of China Southern Airlines Company Limited"

The amended "Connected Transaction Administration Regulations of  China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

III.	Considered and approved the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2011"

The full text of the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2011" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

The Board of
China Southern Airlines Company Limited